CONSENT OF SUSAN N. MEISTER

In connection with the technical information attributed to the undersigned in the following reports or documents, each of which are incorporated by reference into the registration statement on Form 40-F (the “Form 40-F”) being filed by B2Gold Corp. (the “Company”) with the United States Securities and Exchange Commission, the undersigned hereby consents to reference to the undersigned’s name and the following report or document, or the information derived from the following report or document, incorporated by reference into the Form 40-F:

1)	the report dated February 27, 2009 entitled, “Technical Report, Gramalote Property, Antioquia Department, Colombia” (the “Gramalote Report”);
2)

the Company’s annual information form dated March 30, 2012 which includes references to my name in connection with resource estimates for the Gramalote project and information relating to the Gramalote Report and the properties described therein; and

3)

the Company’s management information circular dated November 19, 2012 which includes references to my name in connection with resource estimates for the Gramalote project and information relating to the Gramalote Report and the properties described therein.

By: Susan N. Meister

Date: April __, 2013